Filed Pursuant to Rule 433

Dated December 8, 2005

Registration Statement

No. 333-114049

CarrAmerica Realty Operating Partnership, L.P.

$                 % Senior Notes due 20

Interest payable                  and

Issue price:                 %

Fully and Unconditionally Guaranteed by

CarrAmerica Realty Corporation and CarrAmerica Realty, L.P.

Addition of Co-managing Underwriters

Banc of America Securities LLC, Goldman, Sachs & Co., Morgan Stanley & Co. Incorporated, Wachovia Capital Markets, LLC, BNY Capital Markets, Inc., Commerzbank Capital Markets Corp., PNC Capital Markets, Inc. and Wells Fargo Brokerage Services, LLC will act as co-managing underwriters in connection with the offering of the notes. Affiliates of Banc of America Securities LLC, Morgan Stanley & Co. Incorporated, Wachovia Capital Markets, LLC, BNY Capital Markets, Inc., Commerzbank Capital Markets Corp., PNC Capital Markets, Inc. and Wells Fargo Brokerage Services, LLC are lenders under our credit facility. These affiliates will receive their proportional share of the amount of the credit facility to be repaid from the proceeds of this offering.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities Inc. collect at 212-834-4533 or by calling UBS Securities LLC toll-free at 1-888-722-9555 ext. 1088.